SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Open Capital Company

CNPJ/MF no 33.000.167/0001-01

NIRE no 33300032061

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS calls the shareholders of the Company to hold an Extraordinary General Meeting on December 16, 2013, at 03:00 pm, at the auditorium registered office of the Company, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve on the following matters:

I. Merger of REFINARIA ABREU E LIMA S.A (“RNEST”) into PETROBRAS to:

(1)       Ratify the contract of PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (“PWC”) by PETROBRAS for the preparation of the Appraisal Report, at book value, of RNEST, pursuant to paragraph 1 in article 227 of Law No. 6,404, of 12.15.1976;

(2)       Approve the Appraisal Report prepared by PWC to book value for the appraisal, , at book value, of the net equity of RNEST;

(3)       Approve, in all terms and conditions, the Protocol and Justification of Merger, entered into between RNEST and PETROBRAS on October 25th, 2013;

(4)       Approve the merger of RNEST into PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5)       Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

II. Merger of Companhia de RecuperaçÃo SecundÁria (“CRSec”) into PETROBRAS to:

(1)       Ratify the contract of APSIS Consultoria e Avaliações Ltda. ("APSIS") by PETROBRAS for the preparation of the Appraisal Report, at book value, of CRSec, pursuant to paragraph 1 in article 227  of Law 6,404, of 12.15.1976;

(2)       Approve the Appraisal Report prepared by APSIS for the appraisal, at book value, of the net equity of CRSec;

(3)       Approve, in all terms and conditions, the Protocol and Justification of Merger, entered into between CRSec and PETROBRAS on November 4th, 2013;

(4)       Approve the merger of CRSec into PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5)       Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

III. Partial spin-off of Petrobras International Finance Company S.A. (“PIFCO”) followed by the transfer of the spin-off portion to PETROBRAS to:

(1)       Ratify the contract of PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (“PWC”) by PETROBRAS for the preparation of the Appraisal Report, at book value, of the spin-off portion of PIFCO, to be transferred to Petrobras, pursuant to paragraph 1 in article 227 of Law 6,404, of 12.15.1976;

(2)       Approve the Appraisal Report prepared by PWC for the appraisal, at book value, of the net equity of the spin-off portion of PIFCO, to be transferred to Petrobras;

(3)       Approve, in all terms and conditions, the Protocol and Justification of the partial spin-off followed by transfer of the spin-off portion, entered into between PIFCO and PETROBRAS on October 02nd, 2013;

(4)       Approve the partial spin-off followed by transfer of the spin-off portion to PETROBRAS, without increasing the capital stock of PETROBRAS;

(5)       Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

Any person present at the meeting must evidence its capacity as shareholder, pursuant to article 126 of Law No. 6.404 of 12.15.1976. In case any shareholder wishes to be represented, he/she must meet the provisions of paragraph 1 of article 126 of the referred law and article 13 of the Articles of Incorporation of PETROBRAS, upon submission of the following documents:

i) Representative ID Card;

ii) Power of attorney with special powers granted by the grantor duly notarized at a Notary Office (original or certified copy);

iii) Copy of the agreement/ articles of incorporation or regulation of the fund, if applicable

iv) Copy of the instrument of investiture or similar that confirms the powers of the grantor of the power of attorney,, if applicable.

We request that the shareholders represented by attorneys file, within at least two business days, the documents listed above in room 1002 (Shareholder Service) of the registered office. For those who will present the document on the date of the meeting, we inform that the Company will be able to receive them as of 1:00 p.m., at the place where the meeting will be held.

The voting right in the event of loan of shares must be exercised by the borrower, except if otherwise provided in the agreement entered into between the parties.

Furthermore, the shareholders may choose to vote the matters contained in this notice of meeting upon Public Request for a Power of Attorney, pursuant to CVM Instruction No. 481, of 12.17.2009.

Electronic powers of attorney will be received through the Online Meetings Platform, at www.assembleiasonline.com.br. For such purpose, the shareholders must register in this platform.

Any and all documents related to the matters to be resolved in this Extraordinary General Meeting are at the disposal of the shareholders in room 1002 (Shareholder Service) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), pursuant to Law No. 6.404, of 12.15.1976 and CVM Instruction No. 481 of 12.17.2009.

Rio de Janeiro, November 12, 2013.

Guido Mantega

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.